United States Securities and Exchange Commission
                              Washington, DC 20549

                                   Form 12b-25

                           Notification of Late Filing

(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                         For Period Ended: March 31, 2003
                         /  /  Transition Report on Form 10-K
                         /  /  Transition Report on Form 20-F
                         /  /  Transition Report on Form 11-K
                         /  /  Transition Report on Form 10-Q
                         /  /  Transition Report on Form N-SAR
                         For the Transition Period Ended:

                         Commission File Number 1-11900
                            CusiP Number 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         Integrated Security Systems, Inc.
         8200 Springwood Drive, Suite 230
         Irving, TX  75063


Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative

         The Company is currently awaiting financing information and is delaying filing of the Form 10-QSB for possible disclosure implications. The Company anticipates filing the Form 10-QSB on or before May 20, 2003.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         David H. Oden
         Haynes and Boone, LLP
         (972) 739-6929

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).  /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?  /X/ Yes   / / No


Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Sales remained comparable at approximately $1.2 million for the quarters ending March 31, 2003 and March 31, 2002. Gross margin as a percent of sales decreased by approximately 5% to 34% for the quarter ending March 31, 2003 from 39% for the quarter ending March 31, 2002 due to a less favorable product mix at the B&B subsidiary.

Operating expenses remained comparable at approximately $0.7 million for the quarters ending March 31, 2003 and March 31, 2002.

Nine Months Ended March 31, 2003 Compared to Six months Ended March 31, 2002

The Company's total sales increased by approximately $0.8 million, or 23%, to $4.2 million during the nine months ended March 31, 2003 from $3.4 million during the nine months ended March 31, 2002. This increase is due to an overall increase in sales at the Company's B&B Electromatic, Inc. subsidiary. Gross Margin remained comparable at 36% and 35% for the quarters ending March 31, 2003 and March 31, 2002, respectively.

Operating  expenses  decreased  approximately  $0.5 million primarily due to the
capitalization  of  software   development  costs  at  the  Intelli-Site,   Inc.
subsidiary.


                        Integrated Security Systems, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2003                       By: /s/ C. A. Rundell, Jr.
       ------------                           --------------------------------
                                              C. A. Rundell, Jr.
                                              Director, Chairman of the Board,
                                              and Chief Executive Officer




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